

May 16, 2012

<u>Via Email</u>
Peter Thompson
Chief Executive Officer
Response Biomedical Corporation
1781-75th Avenue W.
Vancouver, BC
Canada V6P 6P2

      Re: **Response Biomedical Corporation**
              Schedule 14A
              Filed May 3, 2012
              File No. 000-50571

Dear Dr. Thompson:

      We have monitored your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Proposal 3 Approve Prior Stock Option Grants and Amendments to Stock Option Plan, page 18</u>

1.   Your resolution asks shareholders to ratify and approve the prior grant of 10.6 million options and approve an increase in the number of shares issuable under your 2008 Stock Option Plan. These appear to be related, but separate, matters. Please advise us how you considered Rules 14a-4(a)(3) and (b)(1) with respect to your proposal or revise.

2.   Please provide a complete description of all material features of your Plan, as amended. See Item 10(a)(1) of Schedule 14A. For guidance on the staff's view, please consider Manual of Publicly Available Telephone Interpretations No. 25 available at http://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

3.   Please provide the table required by Item 10(a)(2)(i) of Schedule 14A. For guidance on the staff's view, please consider Manual of Publicly Available Telephone Interpretations No. 28.

4.   Please provide the disclosure requested by Item 10(b)(2)(i) and (ii) of Schedule 14A. For guidance on the staff's view, please consider Manual of Publicly Available Telephone Interpretations Nos. 36 and 40.

5.   Please include a copy of your revised plan as an appendix to your proxy. See Instruction 3 to Item 10 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director